Exhibit 99.1

Seadrill Limited (SDRL) - Fourth Quarter 2019 Results

Hamilton, Bermuda, February 27, 2020 - Seadrill Limited (“Seadrill” or “the Company”) (NYSE:SDRL, OSE:SDRL), a world leader in offshore drilling, announces its fourth quarter results for the period ended December 31, 2019.

Highlights

•	Revenue up 8% at $398 million with higher proportion of reimbursable revenues

•	Technical utilization of 97%[1] and economic utilization of 93%[2]

•	Operating Loss of $93 million

•	Adjusted EBITDA[3] of $39 million, in line with guidance of $40 million

•	Net loss of $199 million equivalent to net loss per share of $1.99

•	Strong order intake of $1.0 billion, resulting in total backlog of $2.5 billion at year end

•	Closing cash of $1.4 billion

Financial Highlights	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q4 2019	Q3 2019	% Change
Total Operating Revenue	398	367	8%
Adjusted EBITDA[2]	39	85	(54)%
Adjusted EBITDA Margin (%)	9.8%	23.2%	(13)%
Operating Loss	(93)	(58)	(60)%
Net Loss	(199)	(521)	62%
Net Loss per Share	(1.99)	(5.21)	62%

Subsequent Events

•	Continued productive discussions with banking group regarding capital structure.

•	Continued progress in the independently assessed Carbon Disclosure Project

•

In a separate announcement Eugene I. Davis and Scott D. Vogel have stepped down from their current positions and will be replaced by Herman R. Flinder and Birgit Aagaard-Svendsen effective February 27, 2020.

Anton Dibowitz, CEO, commented:

“We close 2019 maintaining our strong operating track record, adding in excess of $1bn to backlog during the quarter and making continued progress in our ESG focus. I am particularly pleased that we finished 2019 with an improved rating of Seadrill’s activities by the independently assessed Carbon Disclosure Project and that we achieved a world first in respect of DNV Battery (Power) class notation on the West Mira.

We have seen a broad-based market recovery through 2019, led by the harsh environment segment, followed by the high specification jack-up and the benign environment ultra-deepwater segments. The pace of the recovery has slowed as we enter 2020, however we expect to see continued improvement as the year progresses.

Our first bank maturities do not fall due until Q2 2022, however we took the initiative to engage in a dialogue with our banks at an early stage to address capital structure challenges relative to current trading conditions. We have been engaged in a productive dialogue with the lead banks throughout the fourth quarter and into 2020 and we expect to provide a fuller update at the appropriate time.”

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

Conference Call Dial In Details:

USA: +1-877-317-6714

International: +1-412-317-5476

The participants will be required to request the Seadrill Limited Conference call.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and any impacts to our business from our recent restructuring. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2018 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

February 27, 2020

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer
Stuart Jackson:	Chief Financial Officer

Media questions should be directed to:

Iain Cracknell	Director of Communications	+44 (0) 208 8114702

Analyst questions should be direct to:

Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

FOURTH QUARTER 2019

OPERATING REVIEW

Operations

The fourth quarter status and performance of Seadrill Limited’s wholly or majority owned rig fleet was as follows:

As at December 31, 2019	Floaters	Jack-ups	Total
Operating	6	9	15
Technical utilization	95%	98%	97%
Economic utilization	89%	98%	93%
Future contracted	1	1	2
Idle	12	6	18

Total	19	16	35

At the end of the quarter we had six floaters operating and one contracted in the future in the following regions:

•	West Africa - The West Gemini commenced operations in Angola;

•	Americas - The West Tellus operated with Petrobras in Brazil. The Sevan Louisiana and West Neptune operated in the Gulf of Mexico with Walter Oil & Gas and LLOG respectively;

•	North Sea - The West Phoenix and West Hercules operated with Equinor in Norway; and

•	Asia - The West Carina was mobilizing to Malaysia and is expected to commence its contract with PTTEP in the first quarter.

Nine of our jack-ups operated in the fourth quarter with five working in the Middle East, two working in Asia and two harsh-environment jack-ups working in Norway. The West Castor was on bareboat charter to our GulfDrill joint venture whilst mobilizing to Qatar and is expected to commence in the second quarter.

We maintain a disciplined approach to evaluating reactivations, looking for market fixtures which support relatively short payback periods. While there are limited opportunities to reactivate idle floaters, we expect to see some opportunities for reactivations in the high specification jack-up market later in 2020.

Environmental, Social and Corporate Governance

In the quarter we pioneered the use of hybrid power with the West Mira, making her the first floater in the world to be awarded the DNV GL Battery (Power) class notation. By incorporating batteries onto the rig, we reduce the runtime of the diesel engines, thereby increasing energy efficiency whilst lowering SOx, NOx and CO2 emissions.

In addition, we were recognised by the Petroleum Economist as ‘The Best Offshore Services and Equipment Company 2019’ for our innovative work in developing PLATO and the development of our red zone management solution, Vision IQ.

Following quarter end, we received notification from the independently assessed Carbon Disclosure Project that Seadrill had attained the second highest rating for its carbon management programme aimed at reducing the overall impact on the environment of our carbon footprint. This represents the 8th year of participation by Seadrill, showing progression throughout the period.

FINANCIAL REVIEW

Abbreviated Income Statement

Figures in USD million, unless otherwise indicated	Q4 2019	Q3 2019
Total operating revenues	398	367
Total operating expenses	(491)	(435)
Other operating income	—	10

Operating loss	(93)	(58)

Total financial items and other expense, net	(136)	(460)
Income tax benefit/(expense)	30	(3)

Net loss	(199)	(521)

Adjusted EBITDA	39	85

Revenues were $398 million for the fourth quarter (3Q19: $367 million). The increase was primarily due to higher reimbursable and other revenues relating to rigs managed on behalf of Northern Drilling1 and Sonadrill. These were partially offset by lower contract revenues due to a full quarter of idle time for the West Saturn and West Carina, idle time for the West Gemini prior to commencing its contract in Angola, the West Jupiter completing its contract and the West Tellus commencing a new contract at a lower dayrate. Additionally, the Libongos rig in Angola commenced work and consequently we have started to recognize revenue from our management services agreement with Sonadrill.

[1]	“Northern Drilling” means both Northern Drilling Ltd, listed on the Oslo Stock Exchange under the trading symbol “NODL” and Northern Ocean Ltd, listed on the NOTC under the trading symbol “NOL”

Total operating expenses were $491 million for the fourth quarter (3Q19: $435 million). The increase was primarily due to higher reimbursable expenses incurred on behalf of Northern Drilling and Sonadrill.

There was no other operating income in the fourth quarter (3Q19: $10 million). The decrease was due to the receipt of an insurance claim related to the off-hire time on the Sevan Louisiana in the third quarter not being repeated.

Operating loss was $93 million (3Q19: $58 million) as a result of the movements referred to above. After deducting Total financial and other expenses and Income Tax benefit the Net Loss was $199 million, or $1.99 loss per share (3Q19: $521 million loss, or $5.21 loss per share). The change in Total financial items and other expense is predominantly related to the impairment of our investments in Seadrill Partners in the third quarter not being repeated. Income tax for the fourth quarter was a credit of $30 million (3Q19: $3 million expense) primarily related to a deferred tax benefit associated with the completion of the West Jupiter contract.

Adjusted EBITDA for the fourth quarter was $39 million (3Q19: $85 million) delivering an Adjusted EBITDA margin of 9.8% (3Q19: 23.2%). The fall in margin represents the significant increase in reimbursable revenues and expenses incurred on behalf of Northern Drilling and Sonadrill at lower margin.

Abbreviated Cash Flow Statement

Figures in USD million, unless otherwise indicated	Q4 2019	Q3 2019
Net cash used in operating activities	(56)	(16)
Net cash (used in)/provided by investing activities	(23)	8
Net cash used in financing activities	(12)	(12)
Effect of exchange rate changes on cash	3	(4)

Net decrease in cash and cash equivalents, including restricted cash	(88)	(24)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,445	1,469

Cash and cash equivalents, including restricted cash, at the end of period	1,357	1,445

Net cash used by operating activities for the three month period ended December 31, 2019 was $56 million (3Q19: $16 million). Adjusted EBITDA was offset by interest expenses, payments for long-term maintenance and working capital movements.

Net cash used in investing activities was $23 million (3Q19: $8 million cash provided) primarily due to capital expenditures and our $25 million working capital contribution to Sonadrill. These were partially offset by repayments of shareholder loans from Seabras Sapura and the portion of the West Vela dayrate received from Seadrill Partners.

Net cash used in financing activities was $12 million (3Q19: $12 million) relating to repayment of bank debt made by three consolidated variable interest entities managed and financed by Ship Finance International Limited from whom we lease rigs under sale and leaseback arrangements.

Net cash used in the fourth quarter was $88 million (3Q19: $24 million utilization) resulting in total cash of $1,357 million as at December 31, 2019 (3Q19: $1,445 million).

Abbreviated Balance Sheet

Figures in USD million, unless otherwise indicated	Q4 2019	Q3 2019
Cash and cash equivalents	1,115	1,216
Restricted Cash	242	229
Other current assets	523	605
Other non-current assets	7,399	7,441

Total assets	9,279	9,491

Current liabilities	770	711
Non-current liabilities	6,659	6,735
Equity and redeemable non-controlling interest	1,850	2,045

Total liabilities, redeemable non-controlling interest and equity	9,279	9,491

Total cash and restricted cash was $1.4 billion (3Q19: $1.4 billion). The decrease in cash and cash equivalents was primarily due to operational, financing and investing cashflows as described above. The increase in restricted cash relates to cash received from Seabras Sapura that form part of the collateral package for the Senior Secured Notes and foreign exchange movements related to cash posted as collateral while we appeal a Brazilian tax ruling.

Other current assets were $0.5 billion (3Q19: $0.6 billion). The decrease was due to a reduction in accounts receivables due to the completion of contracts and amortization of favorable contracts. This was partially offset by an increase in amounts due from related parties in relation to reimbursables and management fees from our managed rigs.

Other non-current assets were $7.4 billion (3Q19: $7.4 billion). The movement was primarily due to the normal depreciation of our drilling units net of capital expenditures and an impairment of our Archer convertible bond investment, partially offset by our working capital contribution to Sonadrill.

Current liabilities were $0.8 billion (3Q19: $0.7 billion). Current debt increased by $110 million related to amortization payments of secured bank debt scheduled in Q4 2020 becoming current. This was partially offset by the first tranche of the amortization conversion election facility (“ACE”) being exercised and consequently $63 million of short-term debt reclassified to long-term.

Non-current liabilities were $6.7 billion (3Q19: $6.7 billion). The offsetting movements were primarily due to long-term debt becoming current and a reduction in deferred tax liabilities relating to the West Jupiter contract completion.

Equity and redeemable non-controlling interest was $1.9 billion (3Q19: $2.0 billion), primarily reflecting the net loss for the quarter.

Capital Structure and Liquidity

Total cash of $1.4 billion was comprised of $1.1 billion of unrestricted cash and $242 million of restricted cash. Total restricted cash was comprised of $135 million primarily related to a guarantee facility for certain drilling contracts, $83 million posted as collateral whilst we appeal a Brazilian tax ruling and approximately $24 million held in a mandatory offer account to be used to redeem the Senior Secured Notes once certain thresholds are met.

In addition to cash resources we have the ability to defer up to $500 million of amortization payments (Amortization Conversion Election or “ACE”). During the quarter we utilized $63 million of the ACE to defer the first scheduled amortization installments under our secured bank facilities for Q1 2020. The deferred amortization becomes part of the balloon payment for each relevant facility. Based on the amortization schedule, the ACE has capacity to defer amortization through to early 2021.

Our first bank maturities do not fall due until Q2 2022 however we took the initiative to engage in a dialogue with our banks at an early stage to address capital structure challenges relative to current trading conditions. We have been engaged in a productive dialogue with the lead banks throughout the fourth quarter and into early 2020 and we expect to provide a fuller update at the appropriate time.

COMMERCIAL REVIEW

Order Backlog

Order Backlog at December 31, 2019 was approximately $2.5 billion of which approximately $720 million is expected to be consumed in 2020.

Figures in USD billion at	Q4 2019	Q3 2019	Q2 2019
Quarter end Order Backlog[1]	2.5	1.8	1.9

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities. Refer to our annual report on Form 20-F for further guidance.

During the fourth quarter we added approximately $1 billion in backlog from the following segments:

•	$221 million in our benign environment floater segment primarily related to a 2 year contract for the West Tellus with Petrobras.

•

$502 million in our harsh environment floater and jack-ups segments. The most notable was a multiple well contract for the West Phoenix with Vår Energy AS in Norway with total contract value of $302 million.

•	$307 million in our benign environment jack-up segment primarily related to 3 year contracts with Saudi Aramco for the AOD II, AOD III and West Callisto.

Trading Outlook

Throughout 2019 we have seen an improvement in market fundamentals with increased tendering activity, utilization and dayrates which we expect to continue over the long-term. Although the pace has slowed as we enter 2020 we expect continued market recovery over the remainder of the year.

While we have seen improvements across all three segments they continue to recover at varying rates. The harsh environment remains the tightest market, particularly in Norway where we continue to see strong dayrates and marketed utilization trending towards 90%. In the benign environment market we may see some near term pressure on dayrates whilst an oversupply from contract conclusions sees customers seeking to lock in low rates for longer-term work. However, in the jack-up market we continue to see high utilization and strong fixtures particularly in South East Asia and the Middle East. A strong demand outlook for high specification jack-up assets may present the opportunity to add supply for which we are well positioned.

For the first quarter 2020 we expect Adjusted EBITDA to be approximately $35 million, reflecting a full quarter of idle time for the West Jupiter and West Saturn, partially offset by a higher dayrate for the West Neptune and a full quarter of operations for the West Gemini.

NON-CONSOLIDATED ENTITIES:

In addition to owning and operating our offshore drilling units, we have six material investments that are not consolidated. These investments are recognized as either Marketable Securities or Investments in Associated Companies. The operating status of rigs managed on behalf of our non-consolidated entities and other partners is as follows (see Appendix III for key financial metrics):

As at December 31, 2019	Floaters	Jack-ups and tender rigs	Total
Operating	5	5	10
Technical utilization	95%	98%	96%
Economic utilization	95%	91%	93%
Future contracted	3	—	3
Idle	4	3	7

Total	12	8	20

The majority of our interests are equity accounted for and these investments contributed a $17 million loss to our Q4 results (3Q19: $33 million loss) after taking into account the unwind of basis differences associated with fresh start accounting. The lower loss is primarily due to the release of uncertain tax provisions in Seadrill Partners.

Our common units in Seadrill Partners and equity stake in Archer are accounted for as marketable securities and in aggregate contributed a $1 million loss in the quarter (3Q19: $10 million loss) due to the movement in share prices over the quarter.

BOARD CHANGES

Effective February 27, 2020 Eugene I. Davis and Scott D. Vogel have taken the decision to step down from their current positions and will be replaced by Herman R. Flinder and Birgit Aagaard-Svendsen. Mr Flinder is co-founder of Norse Partners LLC and Energy Investment Management LLC and brings 30 years of experience on the offshore industry to the board. Ms Aagaard-Svendsen previously was Chief Financial Officer of the shipping company J Lauritzen A/S and brings more the 25 years of board experience in public companies.

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q1 2020 Guidance	Q4 2019	Q3 2019
Operating loss	(73)	(93)	(58)
Depreciation	107	108	106
Amortization of favorable and unfavorable contracts	1	24	37

Adjusted EBITDA	35	39	85

Appendix II - Amortization profile as at Q4 2019

(In $ million)	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Amortization of intangible contracts	(24)	(1)	—	—	—	—
Unwinding of basis differences	(8)	(8)	(8)	(8)	2	2
Amortization of debt fair value discount	(12)	(12)	(12)	(12)	(12)	(12)

(In $ million)	2020	2021	2022	2023	2024	Thereafter	Total
Amortization of intangible contracts	(1)	(1)	(1)	(1)	(1)	(21)	(26)
Unwinding of basis differences	(22)	18	30	56	85	1,466	1,633
Amortization of debt fair value discount	(48)	(47)	(47)	(33)	(18)	(18)	(211)

Appendix III - Non-Consolidated Entities Financial Metrics as at December 31, 2019

(In $ million)	Backlog	Revenue(1)	EBITDA(1)	Cash	External Debt	Debt due to Seadrill (2)
Seadrill Partners	453	183	77	560	2,892	31	(3)
SeaMex Limited	875	55	32	93	257	422	(4)
Seabras Sapura	1,300	99	56	139	633	66	(5)
Archer Limited	N/A	240	23	44	591	35	(6)

(1)	Revenue and EBITDA for the three months ended December 31, 2019.
(2)	Excludes trading balances.
(3)	Deferred consideration due from Seadrill Partners following the sale of the West Vela in June 2015.
(4)	Comprised of the SeaMex sellers credit, working capital loan and accrued interest. Both facilities are subordinated to the external debt facility.
(5)	Shareholder loans and accrued interest due from Seabras Sapura.
(6)	Seadrill has a subordinated convertible loan with Archer which matures in December 2021 and has a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and twelve months ended December 31, 2019 (Successor), the three months ended December 31, 2018 (Successor), period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor				Predecessor
(In $ millions)	Three months ended December 31, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues
Contract revenues	223	252	997	469	619
Reimbursable revenues	122	15	264	26	21
Other revenues	53	25	127	46	72

Total operating revenues	398	292	1,388	541	712

Operating expenses
Vessel and rig operating expenses	(201)	(195)	(770)	(357)	(407)
Reimbursable expenses	(122)	(14)	(262)	(24)	(20)
Depreciation	(108)	(111)	(426)	(236)	(391)
Amortization of intangibles	(24)	(31)	(134)	(58)	—
Selling, general and administrative expenses	(36)	(31)	(130)	(62)	(100)

Total operating expenses	(491)	(382)	(1,722)	(737)	(918)

Other operating items
Impairment of long-lived assets	—	—	—	—	(414)
Other operating income	—	21	39	21	7

Total other operating items	—	21	39	21	(407)

Operating loss	(93)	(69)	(295)	(175)	(613)
Financial items and other income
Interest income	13	18	69	40	19
Interest expenses	(115)	(130)	(487)	(261)	(38)
Loss on impairment of investments	—	—	(302)	—	—
Share in results from associated companies	(17)	(73)	(115)	(90)	149
Loss on derivative financial instruments	—	(34)	(37)	(31)	(4)
Net loss on debt extinguishment	—	—	(22)	—	—
Foreign exchange loss	(5)	(1)	(11)	(4)	—
Loss on marketable securities	(1)	(61)	(46)	(64)	(3)
Other financial items	—	—	(4)	(3)	—
Impairment of convertible bond from related party	(11)	—	(11)	—	—
Reorganization items	—	(4)	—	(9)	(3,365)

Total financial items and other non-operating items	(136)	(285)	(966)	(422)	(3,242)

Loss before income taxes	(229)	(354)	(1,261)	(597)	(3,855)
Income tax benefit/(expense)	30	(6)	39	(8)	(30)

Net loss	(199)	(360)	(1,222)	(605)	(3,885)

Net loss attributable to shareholder	(199)	(362)	(1,219)	(602)	(3,881)
Net income/(loss) attributable to non-controlling interest	—	1	(1)	(2)	(6)
Net income/(loss) attributable to redeemable non-controlling interest	—	1	(2)	(1)	2
Basic loss per share (US dollar)	(1.99)	(3.62)	(12.18)	(6.02)	(7.71)
Diluted loss per share (US dollar)	(1.99)	(3.62)	(12.18)	(6.02)	(7.71)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and twelve months ended December 31, 2019 (Successor), the three months ended December 31, 2018 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor				Predecessor
(In $ millions)	Three months ended December 31, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Net loss	(199)	(360)	(1,222)	(605)	(3,885)
Other comprehensive income/loss, net of tax:
Change in fair value of debt component of Archer convertible bond	(4)	(3)	3	(3)	—
Actuarial gain/(loss) relating to pension	1	1	(1)	1	—
Share of other comprehensive gain/(loss) from associated companies	6	(4)	(8)	(5)	—

Other comprehensive income/(loss):	3	(6)	(6)	(7)	—

Total comprehensive loss for the period	(196)	(366)	(1,228)	(612)	(3,885)

Comprehensive loss attributable to the shareholder	(196)	(368)	(1,225)	(609)	(3,881)
Comprehensive income/(loss) attributable to the non-controlling interest	—	1	(1)	(2)	(6)
Comprehensive income/(loss) attributable to the redeemable non-controlling interest	—	1	(2)	(1)	2

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at December 31, 2019 and December 31, 2018

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	1,115	1,542
Restricted cash	135	461
Marketable securities	11	57
Accounts receivable, net	173	208
Amounts due from related parties	181	177
Other current assets	158	322

Total current assets	1,773	2,767

Non-current assets
Investment in associated companies	389	800
Drilling units	6,401	6,659
Restricted cash	107	—
Deferred tax assets	4	18
Equipment	23	29
Amounts due from related parties	523	539
Other non-current assets	59	36

Total non-current assets	7,506	8,081

Total assets	9,279	10,848

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	343	33
Trade accounts payable	86	82
Amounts due to related parties	19	39
Other current liabilities	322	310

Total current liabilities	770	464

Non-current liabilities
Long-term debt	6,280	6,881
Long-term debt due to related parties	239	222
Deferred tax liabilities	12	87
Other non-current liabilities	128	121

Total non-current liabilities	6,659	7,311

Redeemable non-controlling interest	57	38

Equity
Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,223,567 issued at December 31, 2019 (Common shares of par value $0.10 per share: 111,111,111 shares authorized and 100,000,000 issued at December 31, 2018)	10	10
Additional paid-in capital	3,496	3,491
Accumulated other comprehensive loss	(13)	(7)
Retained loss	(1,851)	(611)

Total shareholders’ equity	1,642	2,883

Non-controlling interest	151	152

Total equity	1,793	3,035

Total liabilities, redeemable non-controlling interest and equity	9,279	10,848

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the twelve months ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor	Successor	Predecessor
(In $ millions)	Twelve months ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash Flows from Operating Activities
Net loss	(1,222)	(605)	(3,885)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	426	236	391
Amortization of unfavorable and favorable contracts	134	58	(21)
Share of results from associated companies	115	90	(149)
Impairment loss on associated companies	302	—	—
Share-based compensation expense	5	—	3
Impairment of convertible bond from related party	11	—	—
Contingent consideration recognized	—	—	(7)
Unrealized loss related to derivative financial instruments	37	31	4
Loss on impairment of long-lived assets	—	—	414
Net tax movements	(61)	(22)	—
Unrealized loss on marketable securities	46	64	3
Net loss on debt extinguishment	22	—	—
Non-cash gain on liabilities subject to compromise	—	—	(2,977)
Fresh start valuation adjustments	—	—	6,142
Other re-organization items	—	—	6
Amortization of discount on debt	36	23	—
Other, net	(3)	(3)	(1)
Other cash movements in operating activities
Distributions received from associated company	11	32	17
Payments for long-term maintenance	(114)	(71)	(78)
Settlement of payment-in-kind interest on senior secured notes	(39)	—	—
Changes in operating assets and liabilities
Unrecognized mobilization fees received from customers	—	—	—
Trade accounts receivable	35	64	29
Trade accounts payable	4	(31)	4
Prepaid expenses/accrued revenue	(1)	12	42
Related party receivables	(43)	7	(13)
Related party payables	(3)	54	(42)
Other assets	(12)	(20)	(62)
Other liabilities	45	34	(10)
Deferred revenue	13	21	(23)

Net cash flows from operating activities	(256)	(26)	(213)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the twelve months ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor)

	Successor		Predecessor
(In $ millions)	Twelve months ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash Flows from Investing Activities
Additions to newbuildings	—	—	(1)
Additions to drilling units and equipment	(48)	(27)	(48)
Contingent consideration received	32	65	48
Proceeds from disposal of drilling units	—	—	126
Investment in associated companies	(25)	—	—
Payments received from loans granted to related parties	15	23	24

Net cash flows from investing activities	(26)	61	149

Cash Flows from Financing Activities
Proceeds from debt	—	—	875
Repayments of secured credit facilities	(34)	(83)	(153)
Redemption of senior secured notes	(333)	—	—
Mandatory redemption of Senior Secured Notes	—	(121)	—
Debt fees paid	—	(4)	(35)
Proceeds from issue of Equity	—	—	200

Net cash used in financing activities	(367)	(208)	887

Effect of exchange rate changes on cash	3	(1)	(5)

Net decrease in cash and cash equivalents, including restricted cash	(646)	(174)	818

Cash and cash equivalents, including restricted cash, at beginning of the period	2,003	2,177	1,359

Cash and cash equivalents, including restricted cash, at the end of period	1,357	2,003	2,177

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(391)	(178)	(38)
Taxes paid	(36)	(16)	(22)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the twelve months ended December 31, 2019 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the period from July 2, 2018 through December 31, 2018 (Successor)

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2018 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959

ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2014-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Share-based compensation charge	—	2	—	—	—	2	—	2
Other comprehensive income	—	—	—	9	—	9	—	9
Net loss	—	—	—	—	(181)	(181)	(22)	(203)

Balance at March 31, 2018 (Predecessor)	1,008	3,315	1,956	36	23	6,338	352	6,690

Share-based compensation charge	—	7	—	—	—	7	—	7
Other comprehensive loss	—	—	—	(9)	—	(9)	—	(9)
Reclassification of non-controlling interests	—	—	—	—	(43)	(43)	43	—
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	127	127	(150)	(23)
Net loss	—	—	—	—	(3,700)	(3,700)	16	(3,684)

Balance at July 1, 2018 (Predecessor)	1,008	3,322	1,956	27	(3,593)	2,720	261	2,981

Cancellation of Predecessor equity	(1,008)	(3,322)	(1,956)	(27)	3,593	(2,720)	(107)	(2,827)

Balance at July 1, 2018 (Predecessor)	—	—	—	—	—	—	154	154

Issuance of Successor common stock	10	3,491	—	—	—	3,501	—	3,501

Balance at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655

Other comprehensive loss	—	—	—	(1)	—	(1)	—	(1)
Net loss	—	—	—	—	(240)	(240)	(3)	(243)

Balance at September 30, 2018 (Successor)	10	3,491	—	(1)	(240)	3,260	151	3,411

Other comprehensive loss	—	—	—	(6)	—	(6)	—	(6)
Net loss	—	—	—	—	(362)	(362)	1	(361)
Revaluation of redeemable non-controlling interest	—	—	—	—	(9)	(9)	—	(9)

Balance at December 31, 2018 (Successor)	10	3,491	—	(7)	(611)	2,883	152	3,035

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the twelve months ended December 31, 2019 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the period from July 2, 2018 through December 31, 2018 (Successor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2019 (Successor)	10	3,491	(7)	(611)	2,883	152	3,035

Other comprehensive income	—	—	1	—	1	—	1
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	(295)	(295)	—	(295)

Balance at March 31, 2019 (Successor)	10	3,492	(6)	(907)	2,589	152	2,741

Other comprehensive loss	—	—	(4)	—	(4)	—	(4)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(203)	(203)	(2)	(205)

Balance at June 30, 2019 (Successor)	10	3,493	(10)	(1,110)	2,383	150	2,533

Other comprehensive income	—	—	(6)	—	(6)	—	(6)
Share-based compensation charge	—	2	—	—	2	—	2
Fair Value adjustment AOD Redeemable NCI	—	—	—	3	3	—	3
Net loss	—	—	—	(522)	(522)	1	(521)

Balance at September 30, 2019 (Successor)	10	3,495	(16)	(1,629)	1,860	151	2,011

Other comprehensive income	—	—	3	—	3	—	3
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	(23)	(23)	—	(23)
Net loss	—	—	—	(199)	(199)	—	(199)

Balance at December 31, 2019 (Successor)	10	3,496	(13)	(1,851)	1,642	151	1,793